UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 18 March 2019
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)
JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123
DEALINGS IN SECURITIES
In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings
Requirements") we hereby advise that Mr NJ Holland a director of
Gold Fields Limited, Mr P Schmidt, a director of Gold Fields
Limited, Mr JH Pauley a director of a major subsidiary Gold
Fields Orogen BVI Limited, Mr NA Chohan a director of Gold Fields
Operations Limited & GFI Joint Venture Holdings (Pty) Limited,
and Messrs S Mathews, A Munt, CW Du Toit, P Woodhouse , all
directors of a major subsidiary, Gold Fields Australasia Pty Ltd,
Ms MML Mokoka, Company Secretary and Mr A Baku a director of major subsidiary Gold Fields Ghana, have exercised and took
ownership of their Performance Shares which were awarded in terms of the Gold Fields Limited 2012 Share Plan as amended.
Name
JH Pauley
Nature of transaction On market sale of shares in
terms of the above scheme
Transaction Date 14 March 2019
Number of Shares 58,951
Class of Security Ordinary shares
Market Price per share R54.1524
Total Value R3,192,338
Vesting Period The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial
Name
P Woodhouse
Nature of transaction On market sale of shares in
terms of the above scheme
Transaction Date 14 March 2019
Number of Shares 47,724
Class of Security Ordinary shares
Market Price per share R54.1524
Total Value R2,584,369
Vesting Period The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial
Name
NJ Holland
Nature of transaction On market sale of shares in
terms of the above scheme
Transaction Date 14 March 2019
Number of Shares 135,700

Class of Security Ordinary shares
Market Price per share R54.1524
Total Value R7,348,481
Vesting Period The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial
Name
NJ Holland
Nature of transaction Off market vesting of shares in
terms of the above scheme
Transaction Date 14 March 2019
Number of Shares 156,126
Class of Security Ordinary shares
Market Price per share R56.6461
Total Value R8,843,929
Vesting Period The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial
Name
P Schmidt
Nature of transaction On market sale of shares in
terms of the above scheme
Transaction Date 14 March 2019
Number of Shares 183,632
Class of Security Ordinary shares
Market Price per share R54.1524
Total Value R9,944,114
Vesting Period The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial
Name
MML Mokoka
Nature of transaction On market sale of shares in
terms of the above scheme
Transaction Date 14 March 2019
Number of Shares 23,082
Class of Security Ordinary shares
Market Price per share R54.1524
Total Value R1,249,946
Vesting Period The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial
Name
A Munt
Nature of transaction On market sale of shares in
terms of the above scheme
Transaction Date 14 March 2019
Number of Shares 46,976
Class of Security Ordinary shares
Market Price per share R54.1524
Total Value R2,543,863
Vesting Period The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial

Name
CW Du Toit
Nature of transaction On market sale of shares in
terms of the above scheme
Transaction Date 14 March 2019
Number of Shares 50,807
Class of Security Ordinary shares
Market Price per share R54.1524
Total Value R2,751,321
Vesting Period The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial
Name
S Mathews
Nature of transaction On market sale of shares in
terms of the above scheme
Transaction Date 14 March 2019
Number of Shares 77,898
Class of Security Ordinary shares
Market Price per share R54.1524
Total Value R4,218,364
Vesting Period The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial
Name
A Baku
Nature of transaction On market sale of shares in
terms of the above scheme
Transaction Date 14 March 2019
Number of Shares 176,681
Class of Security Ordinary shares
Market Price per share R54.1524
Total Value R9,567,700
Vesting Period The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial
Name
NA Chohan
Nature of transaction On market sale of shares in
terms of the above scheme
Transaction Date 14 March 2019
Number of Shares 27,276
Class of Security Ordinary shares
Market Price per share R54.1524
Total Value R1,477,061
Vesting Period The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial
Name
NA Chohan
Nature of transaction Off market vesting of shares in
terms of the above scheme
Transaction Date 14 March 2019
Number of Shares 31,381

Class of Security Ordinary shares
Market Price per share R56.6461
Total Value R1,777,611
Vesting Period The award vests on the third
anniversary following grant date
Nature of interest Direct and Beneficial
In terms of paragraph 3.66 of the Listings requirements the
necessary clearance to deal in the above securities has been obtained.
15 March 2019
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 18 March 2019
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer